May 11, 2022

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Janice Adeloye
Jennifer Lopez Molina

Re:	XpresSpa Group, Inc.
Pre-Effective Amendment No. 1 to Registration Statement on Form S-3
Filed May 11, 2022
(Commission File No. 333-264026)

Dear Sir or Madam:

In accordance with Rule 461 under the Securities Act of 1933, as amended, XpresSpa Group, Inc. (the “Company”) hereby requests that the Registration Statement referred to above be declared effective Friday, May 13, 2021 at 4:30 p.m. E.T. or as soon thereafter as shall be practicable.

Very truly yours,

/s/ Cara Soffer
By:	Cara Soffer
General Counsel and Secretary

cc: James A. Berry, Chief Financial Officer